================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

(MARK ONE)

[X]      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
         SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED,
         AS OF OCTOBER 7, 1996)

For the Fiscal Year Ended December 31, 2000

                                       OR

[ ]      TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
         SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the Transition Period from ___________ to ___________

Commission File Number 1-14267

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

   REPUBLIC SERVICES 401(K) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                             REPUBLIC SERVICES, INC.
                                110 S.E. 6TH ST.
                         FORT LAUDERDALE, FLORIDA 33301



================================================================================

                                REPUBLIC SERVICES
                                   401(K) PLAN

                              FINANCIAL STATEMENTS
                           AND SUPPLEMENTAL SCHEDULES

                       TOGETHER WITH REPORT OF INDEPENDENT
                          CERTIFIED PUBLIC ACCOUNTANTS

                                DECEMBER 31, 2000

                               REPUBLIC SERVICES
                                  401(K) PLAN
            INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

                                                                           Pages
                                                                           -----

Report of Independent Certified Public Accountants.........................   1

Statements of Net Assets Available for Benefits as of
  December 31, 2000 and 1999...............................................   2

Statement of Changes in Net Assets Available for Benefits
  for the Year ended December 31, 2000.....................................   3

Notes to Financial Statements.............................................. 4-7

Schedule G, Part III -- Schedule of Nonexempt Transactions
  for the Year ended December 31, 2000.....................................   8

Schedule H, Line 4i -- Schedule of Assets Held for Investment Purposes as of
  December 31, 2000........................................................   9

Schedule H, Line 4j -- Schedule of Reportable Transactions
  for the Year Ended December 31, 2000.....................................  10

Exhibit....................................................................  11

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Plan Administrator of the
   Republic Services 401(k) Plan:

    We have audited the accompanying statements of net assets available for benefits of the Republic Services 401(k) Plan as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements and the schedules referred to below are the responsibility of the Plan's Administrator. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

    We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in its net assets available for benefits for the year ended December 31, 2000 in conformity with accounting principles generally accepted in the United States.

    Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of nonexempt transactions, assets held for investment purposes and reportable transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ ARTHUR ANDERSEN LLP
--------------------------------------------
Arthur Andersen LLP


Fort Lauderdale, Florida,
   June 29, 2001.

                                REPUBLIC SERVICES
                                   401(K) PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                        AS OF DECEMBER 31, 2000 AND 1999


                                                    2000            1999
                                                -----------      -----------
Investments, at Fair Market Value:
  Mutual Funds ...............................  $29,303,791      $21,151,437
  Republic Services, Inc. Common Stock........    3,970,980        1,239,467
  Cash .......................................    1,219,315        1,331,455
                                                -----------      -----------
          Total Investments ..................   34,494,086       23,722,359
                                                -----------      -----------

Contributions Receivable:
  Employee ...................................      262,778          584,265
  Employer ...................................      426,700          509,899
                                                -----------      -----------
          Total Contributions Receivable .....      689,478        1,094,164
                                                -----------      -----------


Liabilities:
  Excess Contributions Payable ...............      128,607           83,559
                                                -----------      -----------
NET ASSETS AVAILABLE FOR BENEFITS ............  $35,054,957      $24,732,964
                                                ===========      ===========


         The accompanying notes to financial statements are an integral part of these statements.

                                REPUBLIC SERVICES
                                   401(K) PLAN
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 2000


Additions:
  Transfers into Plan from Acquired Company Plans ............     $  4,660,677
  Contributions--
     Employee ................................................        7,582,689
     Employer ................................................        1,905,270
                                                                   ------------
       Total Contributions ...................................        9,487,959
                                                                   ------------

 Investment Income--
     Dividend Income .........................................        1,724,633
     Net Depreciation in Fair Market Value ...................         (322,617)
                                                                   ------------
       Total Investment Income ...............................        1,402,016

 Other Receipts ..............................................            4,280
                                                                   ------------
          Total Additions ....................................       15,554,932
                                                                   ------------
Deductions:
     Transfers to Other Plans ................................           13,484
     Participant Distributions ...............................        5,219,455
                                                                   ------------
          Total Deductions ...................................        5,232,939
                                                                   ------------
Net Increase .................................................       10,321,993

NET ASSETS AVAILABLE  FOR BENEFITS:
     Beginning of Year .......................................       24,732,964
                                                                   ------------
     End of Year .............................................     $ 35,054,957
                                                                   ============


         The accompanying notes to financial statements are an integral part of this statement.

                                REPUBLIC SERVICES
                                   401(K) PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2000

(1) DESCRIPTION OF PLAN:

(a) GENERAL

    The following description of the Republic Services 401(k) Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan.

    The Plan was established effective April 1, 1999 to provide benefits to all eligible employees of Republic Services, Inc. and its subsidiaries (the "Company"). The Plan is a defined contribution plan commonly known as an Internal Revenue Code ("IRC") section 401(k) profit sharing plan and is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended. The Company is the designated administrator of the Plan.

    Although it has expressed no intention to do so, the Company retains the right, if necessary, to terminate the Plan. The Company also retains the right to amend the Plan from time to time.

(b) ELIGIBILITY

    Employees are eligible to participate in the Plan when they are at least 18 years of age and have completed three months of employment. Enrollment provisions allow for weekly entry dates by all eligible employees.

(c) CONTRIBUTIONS AND FUNDING POLICY

    Under the provisions of the Plan, participants may direct the Company to defer a portion of their compensation to the Plan, subject to a maximum of 15% of eligible compensation, as defined. Participants direct the investment of their contributions into various investment options offered by the Plan. In 2000, each eligible participant could contribute up to $10,500, subject to other applicable IRC limitations. The Plan also allows for rollovers of vested contributions from previous employers' qualified plans.

    During 2000, an employer matching contribution of 50% of the amount contributed by each participant up to 4% of the employee's salary was made. This contribution is made by the Company to all participants who are employees on the last day of each calendar quarter and are credited with at least one year of service at that time. The employer match is generally made in shares of the Company's common stock. The employer matching contribution for 2000 is $1,905,270 and is included in the accompanying financial statements. The Company did not make any discretionary contributions to the Plan during 2000.

    Individual accounts are maintained for each of the Plan's participants to reflect the participant's contributions and related employer matching contributions, as well as the participant's share of investment income. The Plan provides for immediate vesting of all contributions plus actual earnings thereon.

(d) INVESTMENTS

    The Company entered into an agreement whereby Merrill Lynch Trust Company (the "Trustee") has been appointed the Trustee of the Plan's assets. Under the terms of the agreement, the Trustee holds and invests the funds of the Plan subject to the direction of the Plan's Benefits Committee.

    The Plan provided the following distinct investment alternatives for participants in 2000 and 1999:

        Merrill Lynch Retirement Preservation Trust -- A mutual fund in which amounts are invested in U.S. Government agency securities and guaranteed investment contracts.

        Merrill Lynch Equity Index Trust -- A trust fund that invests in a portfolio of equity securities designed substantially to equal or match the performance of the Standard & Poor's 500 Composite Stock Price Index.

        Franklin Small Cap Growth Fund -- A mutual fund that invests mainly in a portfolio of equity securities of small-capitalization companies, and also equity securities of larger growth companies and foreign securities.

        Ivy International Fund -- A mutual fund that invests primarily in a portfolio of common stocks and convertible securities which principally trade in European, Pacific Basin, and Latin American markets.

        Oakmark Select Fund -- A mutual fund that invests in a non-diversified portfolio of equity securities of domestic companies.

        PIMCO Total Return Fund -- A mutual fund that invests in a portfolio of fixed income securities of varying maturities, securities denominated in foreign currencies and certain derivative instruments, contracts or options for the purpose of hedging or increasing its return.

        Republic Services, Inc. Common Stock-- The Plan allows up to 10% of a participant's total contribution to be invested in the Company's Common Stock.

    The Plan does not permit participant loans. However, the Plan accepts and services loans rolled over from the plans of acquired companies (See Note 5).

(e) PAYMENT OF BENEFITS

    In general, upon termination of service due to death, disability, or retirement, a participant (or designated beneficiary) will receive a lump-sum amount equal to the value of the participant's vested interest in his or her account. Participants with balances attributable to participation in the former Republic Rewards 401(k) Plan (which is a plan for employees of AutoNation, Inc., Republic Services, Inc.'s former parent company) can elect to receive annual installments over a period not exceeding the remaining life expectancy of the payee. Participants with balances from other prior plans will retain the distribution options of those plans. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

(2) SIGNIFICANT ACCOUNTING POLICIES:

    The accompanying financial statements are prepared under the accrual method of accounting in conformity with accounting principles generally accepted in the United States.

USE OF ESTIMATES

    The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

INVESTMENT VALUATION AND INCOME RECOGNITION

    The Plan's investments are stated at fair market value. Purchases and sales of investments are recorded on a trade-date basis. The Plan records dividends on the ex-dividend date.

(3) INVESTMENTS:

      The investments of the Plan as of December 31, 1999 and 2000 are as follows:


                                                      2000                   1999
                                                   -----------            -----------
Mutual Funds--
  Merrill Lynch Retirement Preservation Trust      $ 7,717,229(a)         $ 5,105,546(a)
  Merrill Lynch Equity Index Trust ..........        6,474,354(a)           4,723,068(a)
  Franklin Small Cap Growth Fund ............        3,681,579(a)           3,077,897(a)
  Ivy International Fund ....................        2,192,523(a)           1,761,824(a)
  Oakmark Select Fund .......................        5,357,322(a)           3,714,884(a)
  PIMCO Total Return Fund ...................        3,880,784(a)           2,768,218(a)
                                                   -----------            -----------
    Total Mutual Funds ......................       29,303,791             21,151,437
Republic Services, Inc. Common Stock ........        3,970,980(a)(b)        1,239,467(a)(b)
Cash ........................................        1,219,315              1,331,455(a)
                                                   -----------            -----------
    Total Investments .......................      $34,494,086            $23,722,359
                                                   ===========            ===========


(a) Investment amount represents more than 5% of the Plan's net assets as of December 31 of the Plan year.
(b) Non-participant-directed investment.

      During 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held) appreciated (depreciated), net in value by ($322,617) as follows:

        Mutual Funds ............................            $(1,171,985)
        Republic Services, Inc. Common Stock.....                849,368
                                                             -----------
        Net Depreciation in Fair Market Value....            $  (322,617)
                                                             ===========

(4) NON-PARTICIPANT-DIRECTED RECEIVABLES AND INVESTMENTS:

    Information about the net assets and the significant components of the changes in net assets relating to the non-participant-directed receivables and investments is as follows:

                                                          As of December 31,
                                                       ------------------------
                                                          2000          1999
                                                       ----------    ----------
     Net Assets:
       Employer Receivable..........................   $  426,700    $  509,899
       Republic Services, Inc. Common Stock.........    3,970,980     1,239,467
                                                       ----------    ----------
                                                       $4,397,680    $1,749,366
                                                       ==========    ==========

                                                            Year Ended
                                                         December 31, 2000
                                                         -----------------
        Changes in Net Assets:
          Contributions--
             Employee .................................    $   235,031
             Employer .................................      1,905,270
          Net appreciation in fair market value .......        849,368
          Other deductions ............................           (319)
          Benefits paid to participants ...............       (324,317)
          Net transfers from participant-directed
          investments .................................        (16,719)
                                                           -----------
                                                           $ 2,648,314
                                                           ===========
(5) TRANSFERS INTO PLAN:

    The 401(k) plans of certain companies acquired by the Company are periodically converted in to the Plan, with the related employees becoming participants. Additionally, all participant balances in the Republic Rewards 401(k) Plan were transferred into the Plan as of July 1999. All of the assets of these plans are transferred at fair market value and invested in the Plan based upon the employees' former account balances by investment type. For the Plan year ended December 31, 2000, $4,660,677 of Plan assets are reflected as transfers in to the Plan from acquired company plans in the accompanying statement of changes in net assets available for benefits.

(6) BENEFIT DISTRIBUTIONS:

    In general, upon termination of service, including death, total and permanent disability, or retirement, a participant (or the participant's beneficiary) will receive an amount equal to the value of the participant's vested interest in his or her account.

    Amounts allocated to withdrawing participants for benefit claims that have been processed and approved for payment but have not yet been paid totaled $102,140 and $55,818 at December 31, 2000 and 1999, respectively. Such amounts are included in net assets available for benefits at December 31, 2000 and 1999 in accordance with American Institute of Certified Public Accountants guidelines. However, the Plan's Form 5500 reflects such amounts as liabilities of the Plan in accordance with IRC guidelines.

(7) PARTY-IN-INTEREST TRANSACTIONS:

    Certain plan investments are shares of mutual funds managed by Merrill Lynch Asset Management Company, an affiliate of the Trustee. Therefore, these investments represent a party-in-interest to the Plan. The Company pays substantially all fees and expenses of the Plan, which primarily consist of legal, administrative and accounting fees. Fees and expenses paid directly by the Company were $100,559 in 2000.

(8) NONEXEMPT TRANSACTION:

    During the year ended December 31, 2000, the Plan paid certain expenses on behalf of the Company, not allowed under the Plan's provisions, which constituted a lending of such monies to the Company. As such, this transaction represented a nonexempt transaction between the Company and the Plan as identified in the Schedule of Nonexempt Transactions. The deemed loan will be reimbursed to the Plan by July 15, 2001, and is reflected as an employer contribution receivable in the statement of net assets available for plan benefits as of December 31, 2000.

(9) INCOME TAX STATUS:

    The Internal Revenue Service has determined, and informed the Company by a letter dated November 16, 1999, that the Plan is designed in accordance with applicable sections of the IRC. The Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

                                                              E.I.N.: 65-0716904
                                                                     PLAN #: 001

                                REPUBLIC SERVICES
                                   401(K) PLAN
           SCHEDULE G, PART III - SCHEDULE OF NONEXEMPT TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 2000





Identity of                          Description                       Amount
Party Involved                      of Transaction                     of Loan
--------------                      --------------                     -------

Republic Services, Inc.       Deemed loan to Company dated             $ 9,290
                               October 6, 2000, maturity
                               July 15, 2001.


Note: The above expenses paid by the Plan have been recorded as an employer contribution receivable as of December 31, 2000 in the statement of net assets available for benefits.

                                                              E.I.N.: 65-0716904
                                                                     PLAN #: 001

                                REPUBLIC SERVICES
                                   401(K) PLAN
      SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                            AS OF DECEMBER 31, 2000




Description                                     Shares          Cost         Market Value
-----------                                   ---------      -----------     ------------
*Merrill Lynch Retirement Preservation....    7,717,229      $ 7,717,551      $ 7,717,229
*Merrill Lynch Equity Index Trust ........       70,550        7,015,800        6,474,354
 Franklin Small Cap Growth Fund ..........       93,607        4,184,792        3,681,579
 Ivy International Fund ..................       83,684        3,226,511        2,192,523
 Oakmark Select Fund .....................      247,680        4,717,007        5,357,322
 PIMCO Total Return Fund .................      373,511        3,719,347        3,880,784
*Republic Services, Inc. Common Stock.....      231,046        3,145,798        3,970,980
 Cash ....................................          N/A        1,219,315        1,219,315
                                                             -----------      -----------
          Total ..........................                   $34,946,121      $34,494,086
                                                             ===========      ===========


----------

* Represents a party-in-interest to the Plan.

                                                              E.I.N.: 65-0716904
                                                                     PLAN #: 001

                                REPUBLIC SERVICES
                                   401(K) PLAN
            SCHEDULE H, LINE 4j - SCHEDULE OF REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 2000



                                            Number of                    Purchase       Selling           Asset            Net
INVESTMENT DESCRIPTION                    Transactions    Shares           Price          Price            Cost         Gain/(loss)
----------------------                    ------------   ---------      ----------      ----------      ----------      ----------
Purchases:
Merrill Lynch Retirement
  Preservation Trust .............             578       5,005,144      $5,005,460             N/A      $5,005,460             N/A
Merrill Lynch Equity Index Trust..             222          37,702       3,684,235             N/A       3,684,235             N/A
Franklin Small Cap Growth Fund ...             250          47,796       2,179,962             N/A       2,179,962             N/A
Ivy International Fund ...........             185          57,658       1,979,533             N/A       1,979,533             N/A
Oakmark Select Fund ..............             206          95,785       1,926,553             N/A       1,926,553             N/A
PIMCO Total Return Fund ..........             211         198,190       1,983,334             N/A       1,983,334             N/A
Republic Services, Inc. Common
  Stock ..........................             124         171,122       2,270,288             N/A       2,270,288             N/A





                                            Number of                    Purchase       Selling           Asset            Net
INVESTMENT DESCRIPTION                    Transactions    Shares           Price          Price            Cost         Gain/(loss)
----------------------                    ------------   ---------      ----------      ----------      ----------      ----------
Sales:
Merrill Lynch Retirement
  Preservation Trust .............             568       2,393,461      $2,393,537      $2,393,543      $2,393,537      $        6
Merrill Lynch Equity Index
  Trust ..........................             433          13,822       1,163,454       1,363,422       1,163,454         199,968
Franklin Small Cap Growth Fund ...             351          23,934         712,715       1,176,234         712,715         463,519
Ivy International Fund ...........             330          11,228         477,826         442,831         477,826         (34,995)
Oakmark Select Fund ..............             427          49,781         922,322         998,155         922,322          75,833
PIMCO Total Return Fund ..........             364         104,297       1,076,706       1,054,786       1,076,706         (21,920)
Republic Services, Inc. Common
  Stock ..........................             283          25,130         318,586         357,809         318,586          39,223


                                  EXHIBIT INDEX

    Exhibit
    Number               Description
    -------              -----------

     23.1         Consent of Arthur Andersen, LLP

                                   SIGNATURES

    THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                       REPUBLIC SERVICES 401(k) PLAN
                                       -----------------------------------------
                                              (Name of Plan)




                                       By: /s/ Tod C. Holmes
                                           -------------------------------------
                                       Title: Chairperson of the
                                              Benefits Committee of the
                                              Republic Services 401(k) Plan


Date:  June 29, 2001






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